NAME OF REGISTRANT
Franklin Strategic Series
File No. 811-06243

EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders

Franklin Flex Cap Growth Fund
(a series of Franklin Strategic Series)


MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS

August 5, 2016

Proposal 1. To approve a plan of reorganization between the Franklin Flex Cap Growth Fund and the Franklin Growth Opportunities Fund.




					% of
                       Shares          Outstanding        % of
                       Voted            Shares         Total Voted
For	            23,451,539.834	35.302%	          67.642%
Against	             6,336,312.040	9.538%	          18.276%
Abstain	             2,167,285,727	3.262%	           6.251%
Broker Non-Votes     2,714,945.964	4.087%	           7.831%
TOTAL	            34,670,083.565	52.189	         100.000%